October 8, 2024

Kip Eardley
President
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Registration Statement on Form S-1
           Filed September 30, 2024
           File No. 333-282424
Dear Kip Eardley:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 30, 2024
Cover Page

1. Please revise your disclosure here and throughout your registration statement as necessary to accurately reflect the amount of securities intended to be registered for resale. In this regard, we note that your cover page reflects an offering consisting of
       (i) 2,885,000 shares of common stock outstanding; and (ii) an aggregate of 1,050,000 shares of common stock issuable upon exercise of the common stock purchase warrants, or a total of 3,939,000 shares. However, your disclosure reflects an intent to only register a total offering of up to 3,185,000 shares of common stock, or 750,000 less shares than currently reflected in the aforementioned total securities. Further, we note that footnote 1 to your Selling Security Holders table on page 73 indicates that the offering includes 2,135,000 shares of common stock. Please reconcile.
 October 8, 2024
Page 2
2. We note that your common stock is currently quoted on the OTC Pink marketplace.
       Please note that the OTC Pink marketplace is not an established public trading market into which a selling security holder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling security holders will offer and sell shares. Refer to Item 501(b)(3) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services